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                                                           EXHIBIT 17



                                            April 21st, 1997


The Board of Directors
Imtech Corp.,
130 Cedar Street
New York, New York


Gentlemen:

      I hereby resign today as Chairman of the Board of Directors of Imtech. I am leaving the Board because I no longer have enough time to devote to the Company and to being a member of the Board.

      I have no disagreements of any kind with the accounting, management, or financial statements of the company. In fact, I am very pleased with what the new management has done with the quality of our product and the improvement in client relations in such a short time.

      If I can be of any assistance to you in the future, I am at your service.

                                                Yours sincerely,


                                                /s/ Robert Oxenberg

                                                Robert Oxenberg


RO:nb